UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

July 3, 2012

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (333-173886) AND FORM S-8 (NO. 333-153723, 333-167232 AND 333-173899) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

On July 3, 2012, Barclays announced the resignation of Bob Diamond as Chief Executive and a Director of Barclays with immediate effect. Marcus Agius will lead the search for a new Chief Executive and chair the Barclays Executive Committee pending the appointment of a new Chief Executive, and he will be supported in discharging these responsibilities by Sir Michael Rake, Deputy Chairman. The search for a new Chief Executive will commence immediately and will consider both internal and external candidates. The businesses will continue to be managed by the existing leadership teams.

On July 2, 2012, Barclays announced the resignation of its Chairman, Marcus Agius. The search for a successor both from within the existing Board members and from outside will be led by Sir John Sunderland. Marcus Agius will remain in post until an orderly succession is assured. Sir Michael Rake has been appointed Deputy Chairman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 3, 2012	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 3, 2012	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Joint Secretary